

February 23, 2011

Peter van der Wal, Chief Executive Officer
HemaCare Corporation
15350 Sherman Way, Suite 350
Van Nuys, California

>   **Re:** **HemaCare Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed on March 23, 2010**
>   **File No.: 000-15223**
>   **Schedule 14A**
>   **Filed on March 31, 2010**
>   **File No.: 000-15223**

Dear Mr. van der Wal:

We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,
>
>   /s/ Pamela Howell
>   for
>
>   John Reynolds
>   Assistant Director